RECEIVED
SEC MAIL PROCESSING SECTION
MAR 2 9 2007
WASH, D.C.
203

SECURI 07006610 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canyon Creek Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3723 Fairview Industrial Dr. SE
(No. and Street)

Salem	Oregon	97302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis J. Curtis 503-486-8640
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis J. Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canyon Creek Financial, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DIANE BEYER
NOTARY PUBLIC - OREGON
COMMISSION NO. 396234
MY COMMISSION EXPIRES SEPT. 4, 2009

Signature

Chief Financial Officer

Title

Diane Beyer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Canyon Creek Financial, LLC

Form X-17A-5 Part IIA
of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2006

CANYON CREEK FINANCIAL, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2006

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

888 S.W. Fifth Avenue, Suite 800
Portland, Oregon 97204
Tel: 503.221.0141
Fax: 503.227.7924
800.819.0141
www.gmco.com

INDEPENDENT AUDITORS' REPORT

Member
Canyon Creek Financial, LLC
Salem, Oregon

We have audited the accompanying statement of financial condition of Canyon Creek Financial, LLC as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Creek Financial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company P.C.

March 12, 2007

CANYON CREEK FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS

December 31, 2006

Cash	$	857,116
Placement fees receivable		1,033,620
Prepaid expenses		6,156
Equipment and furniture, net of $641 accumulated depreciation		2,564
Total assets	$	1,899,456

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	$	663,727
Accounts payable and accrued expenses		266,956
Due to related parties		16,199
Total liabilities		946,882
Member's equity		952,574
Total liabilities and member's equity	$	1,899,456

See notes to financial statements

Canyon Creek Financial, LLC

Statement of Income

Year Ended December 31, 2006	
Placement fees	$ 4,718,574
Expenses	
Commissions	2,206,540
Depreciation	641
Employee health insurance	6,372
Insurance	45,991
Licenses and fees	39,311
Meals	1,714
Miscellaneous	3,892
Office expenses	6,210
Outside service expense	10,512
Payroll expense	23,839
Postage	14,589
Professional services	298,241
Rent	20,226
Salaries	392,659
Telephone	2,011
Training and seminars	26,430
Travel and entertainment	13,583
	3,112,761
Net income	$ 1,605,813

See notes to financial statements

CANYON CREEK FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's equity
Balance, January 1, 2006	$ 80,761
Net income	1,605,813
Member contributions	150,000
Member distributions	(884,000)
Balance, December 31, 2006	$ 952,574

See notes to financial statements

Canyon Creek Financial, LLC

Statement of Cash Flows

Year Ended December 31, 2006	
Cash flows from operating activities	
Net income	$ 1,605,813
Adjustment to reconcile net income to cash provided by operating activities	
Depreciation	641
Change in operating assets and liabilities	
Placement fees receivable	(1,033,620)
Prepaid expenses	16,844
Commissions payable	663,727
Accounts payable and accrued expenses	265,956
Due to related parties	(10,040)
Net cash provided by operating activities	1,509,321
Cash flows used in investing activities	
Property and equipment additions	(3,205)
Cash flows from financing activities	
Member contributions	150,000
Member distributions	(884,000)
Net cash used for financing activities	(734,000)
Net increase in cash	772,116
Cash at beginning of year	85,000
Cash at end of year	$ 857,116

See notes to financial statements

Year Ended December 31, 2006

1. Line of business and summary of significant accounting policies

Line of business
Canyon Creek Financial, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is located in Salem, Oregon and is engaged principally in the offer and sale of private placement real estate securities to individuals in the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees earned for the private placement of tenant in common offerings and membership interests in limited liability companies and are recorded upon the closing of a transaction.

Concentration of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Income taxes
No provision has been made for federal and state income taxes, since such taxes are the liability of the Company's sole member.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/8 of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital and required net capital of $349,255 and $118,360, and a ratio of aggregate indebtedness to net capital of 2.71 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Related party transactions

During 2006, 100% of placement fees were earned from companies in which the sole member of the Company was also a member.

The Company's sole member is also a majority member of Sunwest Management Inc. "SMI" and Canyon Creek Development "CCD". Under a facilities sharing agreement, SMI and CCD provide the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SMI and CCD a monthly payment based upon mutually agreed-upon pro rata amounts as described in the facilities sharing agreement. For the year ended December 31, 2006, SMI and CCD charged the Company $77,253 and $34,121, respectively under the agreement.

In the ordinary course of business, the Company, SMI and CCD, may purchase as a group or advance funds for the purchase of goods or services with each entity paying its proportionate share. During the year ended December 31, 2006, the Company had related expenses of $35,933 and $79,706 to SMI and CCD, respectively. Related amounts owing at year end of $8,060 to SMI are included in accrued expenses.

Due to related parties are amounts owed to entities in which the Company's sole member is also a member. The amounts represent overpayment of placement fee revenue by the related entities during the year ended December 31, 2006.

ACCOMPANYING INFORMATION

CANYON CREEK FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital		
Total member's equity qualified for net capital	$	952,574
Less nonallowable assets		
Placement fees receivable		594,599
Prepaid expenses		6,156
Equipment and furniture		2,564
		603,319
Net capital	$	349,255
Aggregate indebtedness	$	946,882
Computation of basic net capital requirements		
Minimum net capital required	$	118,360
Excess net capital	$	230,895
Excess of net capital at 1,000%	$	254,567
Ratio of aggregate indebtedness to net capital		2.71 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2006.

Year Ended December 31, 2006

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

888 S.W. Fifth Avenue, Suite 800
Portland, Oregon 97204
Tel: 503.221.0141
Fax: 503.227.7924
800.819.0141
www.gmco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Canyon Creek Financial, LLC
Salem, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of Canyon Creek Financial, LLC for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Canyon Creek Financial, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company P.C.

March 12, 2007

END